NO ACT

DC PE 12-27-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08040733

Received SEC

FEB 28 2008

Washington, DC 20549

February 28, 2008

Joseph A. Hall
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-28-2008

Re: PepsiCo, Inc.
Incoming letter dated December 27, 2007

Dear Mr. Hall:

This is in response to your letters dated December 27, 2007 and January 10, 2008 concerning the shareholder proposal submitted to PepsiCo by the Free Enterprise Action Fund. We also have received a letter on the proponent's behalf dated January 8, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence.. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Enclosures

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JOSEPH A. HALL
212 450 4565
joseph.hall@dpw.com

December 27, 2007

Re: PepsiCo, Inc. – Shareholder Proposal Submitted by Steven J. Milloy, Managing Partner of Action Fund Management, LLC, as investment adviser to the Free Enterprise Action Fund

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Ladies and Gentlemen:

On behalf of PepsiCo, Inc., a North Carolina corporation ("PepsiCo"), and in accordance with rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal and supporting statement (the "Proposal") submitted to PepsiCo on November 20, 2007 by Steven J. Milloy, Managing Partner of Action Fund Management, LLC, as investment adviser to the Free Enterprise Action Fund (the "Proponent"), for inclusion in the proxy materials PepsiCo intends to distribute in connection with its 2008 Annual Meeting of Shareholders.

We respectfully request confirmation that the staff of the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on rule 14a-8, PepsiCo omits the Proposal from its 2008 proxy materials. PepsiCo expects to file its definitive proxy materials with the Commission on or about March 21, 2008. Accordingly, pursuant to rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before PepsiCo files its definitive 2008 proxy materials.

Pursuant to rule 14a-8(j), we have enclosed six copies of each of this letter and the Proposal, and a copy of this submission is being sent simultaneously to the Proponent as notification of PepsiCo's intention to omit the Proposal from its 2008 proxy materials. PepsiCo has not received any other correspondence from the Proponent to be included with this letter. This letter constitutes PepsiCo's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by PepsiCo as to the factual matters set forth herein.

I. Introduction

The Proposal (including the supporting statement) is attached hereto as Exhibit A. The Proposal asks PepsiCo's board of directors to prepare a "Global Warming Report" by October 2008.

The Proposal does not explain what a "Global Warming Report" is. However, the Proposal suggests that the report "may describe and discuss how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climactic and weather-related events and disasters avoided."

If this suggestion describes and limits the content of the "Global Warming Report," then the Proposal requires PepsiCo to engage in an internal assessment of the risks and liabilities that it faces as a result of its operations that may have an impact on the environment. In addition, in seeking a report on the impact of "action taken," the Proposal requires PepsiCo to evaluate the specific effects of past actions. In either case, the Proposal focuses on ordinary business operations and does not raise a significant issue of policy.

If this suggestion does not describe and limit the content of the "Global Warming Report," then the Proposal is vague, ambiguous and susceptible to multiple and varying interpretations. Because of this, neither PepsiCo nor a shareholder asked to vote on the Proposal would be in a position to understand what the Proposal seeks, and if the Proposal were adopted, PepsiCo would lack the power to implement it.

In any event, whether or not this suggestion describes and limits the content of the "Global Warming Report," PepsiCo, a snack and beverage company, does not have the scientific resources necessary to prepare such a report.

Accordingly, PepsiCo intends to omit the Proposal from its 2008 proxy materials because it is excludable under rule 14a-8(i) for the following reasons:

- it deals with matters relating to PepsiCo's ordinary business operations,
- it is contrary to rule 14a-9 under the Exchange Act, which prohibits materially false or misleading statements in proxy soliciting materials and
- it is beyond the power of PepsiCo to implement.

II. Discussion

A. *The Proposal Deals with Matters Relating to PepsiCo's Ordinary Business Operations*

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations.

1. *The Proposal requires PepsiCo to engage in an internal assessment of the risks and liabilities that it faces as a result of its operations that may have an impact on the environment*

The Staff outlined its analytical approach to shareholder proposals that seek action with respect to environmental or public health issues in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). The Staff distinguished between two types of proposals, and expressed the view that:

- a proposal may be excluded in reliance upon rule 14a-8(i)(7) to the extent that the "proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health;"

- however, a proposal may not be excluded in reliance upon rule 14a-8(i)(7) to the extent that the "proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health."

As noted above, the Proposal does not explain what a "Global Warming Report" is. Assuming that the report is supposed to "describe and discuss how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate," then the focus of the Proposal is not that PepsiCo should minimize or eliminate operations that may adversely affect the environment (or that PepsiCo should continue to engage in these operations). Indeed, the Proposal's supporting statement asserts that "Shareholders want to know how PepsiCo's actions relating to global warming may be improving global climate." The answer to this question relates to ordinary business operations, and has nothing to do with whether PepsiCo should or should not minimize or eliminate its operations that may adversely affect the environment.

The focus of the Proposal is to require PepsiCo to engage in an internal assessment of the risks and liabilities that it faces as a result of its operations that may adversely affect the environment, and therefore the Proposal falls squarely within the category of proposals that are excludable under rule 14a-8(i)(7), as discussed in SLB 14C. To prepare a report that *describes* and *discusses* actions taken to date by PepsiCo to reduce its impact on global climate change, the Proposal would require PepsiCo to describe and discuss the business decisions that it has made in the past relating to global climate change. PepsiCo would need to explain which of its worldwide activities potentially implicate global climate change, why it chose to focus its efforts on some activities and not others, and how it assesses the impact of efforts that it has undertaken. This description and discussion would necessarily involve PepsiCo's past internal assessments of the risks and liabilities of its worldwide business operations that relate to global climate change. PepsiCo would need to describe and discuss its internal evaluations and overall risk review process relating to the financial and operational risks associated with global climate change, as well as the litigation risk presented by global climate change generally and its actions taken in response, or its lack of actions. In addition, PepsiCo would need to analyze the public relations consequences of acting or declining to take actions in response to the threat of global climate change.

As a consumer products company with a well-known brand name, PepsiCo routinely considers financial, operational, litigation and reputation risks when making business decisions, including decisions taken to reduce PepsiCo's impact on global climate change, and PepsiCo could not adequately describe and discuss such actions without describing and discussing its internal assessment of the risks and liabilities that PepsiCo faces. Instead of addressing significant policy issues, the Proposal thus focuses on details involved in PepsiCo's ordinary business activities. The Staff has concurred that a similar proposal seeking a report on the development of greenhouse gas emissions policies could be excluded because it focused on the company's internal risk review process. *Hewlett-Packard Company* (December 12, 2006). Similarly, the Staff has previously concurred in the exclusion of proposals requesting reports that involve factors considered by the company in assessing risks and liabilities. *The Dow Chemical Co.* (February 23, 2005). The Proposal is likewise excludable under rule 14a-8(i)(7).

2. *In seeking a report on the impact of "action taken," the Proposal requires PepsiCo to evaluate the specific effects of past action*

The Commission has stated that the policy underlying the "ordinary business" exclusion in rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking & Currency, 85th Cong., 1st Sess. part 1, at 119 (1957), reprinted in part in Exchange Act Release No. 34-19135, n. 47 (October 14, 1982).

In a release adopting revisions to rule 14a-8, the Commission reaffirmed this position, stating: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). The Commission went on to say:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first-relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . . However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

In seeking a report on the impact of "action taken," the Proposal is asking PepsiCo to measure the effectiveness of policies it has already implemented in order to mitigate risks and liabilities that PepsiCo faces. This is evident in the supporting statement's assertion that "Shareholders want to know how PepsiCo's actions relating to global warming may be improving global climate." To prepare a report that analyzes whether PepsiCo's past actions have resulted in "changes in mean global temperature" or helped to avoid "undesirable climactic and weather-related events and disasters," PepsiCo would need to identify and assess an exceedingly wide range of factors involving PepsiCo's ordinary business activities and its liability and risk management practices. Such an analysis would necessarily implicate the intricate details of PepsiCo's internal assessments of climate-related risks and liabilities, which themselves vary by geography due to the worldwide scope of PepsiCo's operations. Given the complexity that such an exercise would involve, it exemplifies the type of "management problem" that the Commission believes would be "manifestly impracticable" for shareholders "to decide . . . at corporate meetings." Assessing the effectiveness of ongoing business activities is a straightforward and ordinary business decision that does not raise a significant issue of policy, and instead raises only the question of how a company allocates its limited resources. *Ford Motor Company* (March 7, 2005). The question of how and whether to allocate corporate resources to evaluate the specific effects of past action is a management problem that is not suited to micro-management by shareholders. For this reason, shareholder proposals seeking such action, like the Proposal, are excludable under rule 14a-8(i)(7). *Weatherford International Ltd.* (February 25, 2005) (proposal calling for an evaluation of the specific effects of a completed transaction is excludable).

The fact that the subject matter of the report is global warming -- undoubtedly a policy issue of great significance -- does not alter the legal conclusion under rule 14a-8. This is a basic premise of SLB 14C, and the Staff has previously concluded that proposals asking companies to produce reports on the effect of "challenges created by global climate change" on the company's business strategy are excludable. *Wells Fargo & Company* (February 16, 2006); *Wachovia Corporation* (February 10, 2006). The Proposal in this case is similarly problematic, because a report that discusses "action taken" to reduce PepsiCo's impact on climate change would necessarily address PepsiCo's business strategy relating to climate change. It would be enormously distracting to management and the board of directors to subject such routine decision-making to direction by shareholders. This is, in fact, the type of micro-management that rule 14a-8(i)(7) is designed to prevent. *Ford Motor Company* (March 2, 2004); *Pacific Telesis Group* (February 21, 1990); *Carolina Power & Light Company* (March 30, 1988); *Duke Power Company* (March 7, 1988).

B. *The Proposal Violates the Proxy Rules*

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

1. *The vagueness and ambiguity of the Proposal would mean that any action taken to implement it could be different from the action envisioned by the shareholders who voted in favor of it*

The Proposal (excluding its supporting statement) states in its entirety:

> "Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climactic and weather-related events and disasters avoided."

The Staff has regularly permitted companies to omit proposals from their proxy materials under rule 14a-8(i)(3) on the ground that any action ultimately taken upon implementation of the proposal could be different from the actions envisioned by the shareholders voting on the proposal at the time their votes are cast. *McDonald's Corporation* (March 13, 2001); *Wal-Mart Stores, Inc.* (April 2, 2001); *Comshare, Incorporated* (August 23, 2000); *Organogenesis, Inc.* (April 2, 1999). This position was further reinforced in Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), where the Staff indicated that exclusion may be appropriate when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

As noted above, it is unclear whether the second sentence of the Proposal describes and limits the content of the requested "Global Warming Report." It is also unclear whether the subject matter of the second sentence is one of the necessary components of a "Global Warming Report," or whether a report that addressed only the subject matter of the second sentence would satisfy the Proposal's request for a "Global Warming Report." (And, as explained above, if the latter is what "Global Warming Report" means, then the Proposal is excludable under rule 14a-8(i)(7).) As a result, the Proposal simply directs PepsiCo to prepare a "Global Warming Report," without explaining to PepsiCo or its shareholders what a "Global Warming Report" is.

While the Proposal assumes that "Global Warming Report" is a commonly understood term, it is not. Indeed, a review of the literature on the various websites mentioned in the Proposal's supporting statement demonstrates that there is a great variety of published material that could plausibly be considered a "Global Warming Report." To cite but a few examples of the different variations of "Global Warming Reports" mentioned on the Proponent's website, www.junkscience.com:

- *Climate Change 2007 – The Physical Science Basis*, by The Intergovernmental Panel on Climate Change (IPCC) (2007) (a multi-volume report, the fourth in a series of "periodic assessments of the causes, impacts and possible response strategies to climate change" which according to the IPCC "are the most comprehensive and up-to-date reports available on the subject, and form the standard reference for all concerned with climate change in academia, government and industry worldwide").

- *Climate of Fear: Why We Shouldn't Worry About Global Warming*, by Thomas Moore (1998) (a 152-page book arguing that warmer climates are good for humanity in terms of such things as technological advancement, life expectancy, and individual health).

- *Cap-and-Trade Fraud: Proponents Misunderstand the Dynamic Marketplace*, by Arthur Laffer and Wayne Winegarden (2007) (a short article arguing that if implemented, cap-and-trade policies designed to reduce greenhouse gas emissions would add significant costs to production and would likely have a severe negative impact on long-term U.S. growth).

- *An Inconvenient Truth* (2006) (a 100-minute film about global warming in which Al Gore reportedly links global warming with "discrete events including coral reef bleaching, the melting of Greenland, catastrophic sea level rise, Antarctic melting and more").

- *The Great Global Warming Swindle* (2007) (a 158-minute DVD advertised as "the definitive answer to Al Gore's *An Inconvenient Truth*").

- *The Sky's Not Falling: Why It's OK to Chill About Global Warming*, by Holly Fretwell (2007) (a 128-page book advertised as "fact-filled, apolitical, fun and optimistic about the future of our magnificent, ever-changing planet" in which the author shows children that "human ingenuity combined with an 'enviropreneurial' spirit will lead us to a bright environmental future, not one where people ruin the earth").

- *Failure to Disclose: Businesses Lobbying for Global Warming Regulation Keep Shareholders in the Dark*, by Steven Milloy, MHS, JD, LLM and Thomas Borelli, PhD (2007) (a six-page report concluding that greenhouse gas regulation represents a serious risk to publicly-owned corporations).

- *Carbon Emissions Don't Cause Global Warming*, by Dr. David Evans (2007) (a five-page report that "briefly describes the history of why we used to believe that carbon emissions caused global warming, and how we got to where we are now in the debate").

It is unclear which of these (if any) is a template for the "Global Warming Report" advocated by the Proponent, and as a result the Proposal is vague, ambiguous and susceptible of multiple interpretations. Because of this, a shareholder trying to decide whether to vote for the Proposal would have utterly no idea what she would be requesting PepsiCo to do, how much of the shareholders' money she would be directing PepsiCo to spend, or how much of management's time she would be directing PepsiCo to devote to the project. At the same time, given the inherent ambiguity of the term "Global Warming Report," PepsiCo would lack the power to implement the Proposal if necessary, and would be likely to produce a "Global Warming Report" that is entirely different from the one envisioned by a shareholder who voted in favor of the Proposal. This is precisely the type of excludable shareholder proposal described in SLB 14B – one in which "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

2. *Substantial portions of the Proposal's supporting statement are irrelevant to a consideration of the subject matter of the Proposal*

Substantial portions of the Proposal's supporting statement bear no relation to the Proposal's request to prepare a "Global Warming Report" that would relate in any way to PepsiCo's business. The Staff made clear in SLB 14B that where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote," a shareholder proposal is excludable under rule 14a-8(i)(3). For example, it is not apparent why a report that focuses on PepsiCo's business would need to address whether or not, in the words of the Proposal's supporting statement, "scientific data show that atmospheric levels of carbon dioxide, the greenhouse gas of primary concern in global warming, do not drive global temperature." Nor is it apparent why a report that discusses PepsiCo's business activities would need to address the supporting statement's various assertions about the efficacy and impact of government regulation to address climate change, such as:

- ". . . the U.S. Environmental Protection Agency recently projected that U.S. regulation of manmade greenhouse gas emissions would have a trivial impact on atmospheric concentrations of carbon dioxide over the next 90 years."

- ". . . U.S. greenhouse gas regulation is not likely to discernibly affect global climate in the foreseeable future."

- "Global warming regulation is expected to harm the economy."

- "The Congressional Budget Office, U.S. Department of Energy and prominent economists such as Alan Greenspan, Arthur Laffer and Greg Mankiw all say that cap-and-trade – a type of greenhouse gas regulation promoted by USCAP – would reduce economic growth."

Whether or not any of these assertions in the Proposal's supporting statement is correct, they bear no relation to PepsiCo's business activities that are the subject matter of the Proposal. A shareholder reading the Proposal's supporting statement could easily conclude that the "Global Warming Report" would substantiate or refute the supporting statement's assertions about the causes of global climate change and the efficacy of climate-related government regulation, even though the Proposal itself merely calls for the preparation of an undefined "Global Warming Report." Because it is highly likely that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote, the Proposal is excludable under rule 14a-8(i)(3) as a violation of rule 14a-9.

C. *The Proposal Is Beyond PepsiCo's Power to Implement*

Rule 14a-8(i)(6) permits a company to exclude a proposal if it is beyond the power or authority of the company to implement. As noted above, it is not clear what "Global Warming Report" means. If it means a report that "describe[s] and discuss[es] how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climactic and weather-related events and disasters avoided," then the Proposal is beyond the power of PepsiCo to implement due to the fact that PepsiCo, a snack and beverage company, does not remotely have the scientific resources that would be required to carry out what the Proponent seems to have in mind. Without such scientific resources, the Proposal is well beyond PepsiCo's power to implement and should therefore be excluded under rule 14a-8(i)(6).

Even if PepsiCo were to develop the scientific resources that would be required to produce a document addressing "how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate," the Proposal's inherent vagueness and ambiguity, discussed above, make it impossible for PepsiCo to determine whether this sort of a document would satisfy the Proposal's mandate. Without specific guidance as to the meaning of the Proposal's term "Global Warming Report," and specific guidance as to the size and scope of the undertaking that the Proposal would require, PepsiCo cannot produce a report complying with the Proposal's mandate. In *Anheuser-Busch Companies, Inc.* (February 9, 1993), the Staff did not object to the rule 14a-8(i)(6) exclusion of a charitable contributions proposal that requested the company to make contributions only to those little league organizations that give each child the same amount of playing time practical. Similarly, in *General Motors Corporation* (March 9, 1981), the Staff did not recommend action with respect to the company's exclusion of a proposal that it ascertain the number of avowed Communists, Marxists, Leninists and Maoists on the faculty and in the administration of any particular school before making a donation to the school. Since there is no way for PepsiCo to know what a "Global Warming Report" is, the ambiguities and complexities in the Proposal present the same impediments to implementation that justified the Staff's determinations in *Anheuser-Busch Companies, Inc.* and *General Motors Corporation*. Accordingly, the Proposal may be omitted under rule 14a-8(i)(6).

III. Conclusion

For the foregoing reasons, we believe that the Proposal may be excluded from PepsiCo's 2008 proxy materials, and respectfully request your confirmation that the Staff will not recommend enforcement action to the Commission if PepsiCo proceeds on this basis.

If you have any questions or require further information, please call me at 212-450-4565 or contact me by email at joseph.hall@dpw.com. Thank you for your attention to this matter.

Very truly yours,



Joseph A. Hall

Enclosures

cc: Thomas H. Tamoney, Jr., Esq.
Cynthia A. Nastanski, Esq.
PepsiCo, Inc.

Steven J. Milloy
Managing Partner
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854
Fax: 301-330-3440
(via fax and courier)

Exhibit A

Shareholder Proposal Submitted by Steven J. Milloy, Managing Partner of Action Fund Management, LLC, as investment adviser to the Free Enterprise Action Fund

Global Warming Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climactic and weather-related events and disasters avoided.

Supporting Statement:

PepsiCo says on its web site that it supports action on global warming. PepsiCo is a member of the U.S. Climate Action Partnership (USCAP), a group that lobbies for global warming regulation.

But scientific data show that atmospheric levels of carbon dioxide, the greenhouse gas of primary concern in global warming, do not drive global temperature. *See e.g.*, http://youtube.com/watch?v=XDI2NVTYRXU.

Even assuming for the sake of argument that atmospheric carbon dioxide levels affect global temperatures, the U.S. Environmental Protection Agency recently projected that U.S. regulation of manmade greenhouse gas emissions would have a trivial impact on atmospheric concentrations of carbon dioxide over the next 90 years. *See e.g.*, http://www.epa.gov/climatechange/PepsiConloads/s1766analysispart1.pdf and http://www.junkscience.com/ByTheJunkman/20071004.html.

So U.S. greenhouse gas regulation is not likely to discernibly affect global climate in the foreseeable future.

Global warming regulation is expected to harm the economy. The Congressional Budget Office, U.S. Department of Energy and prominent economists such as Alan Greenspan, Arthur Laffer and Greg Mankiw all say that cap-and-trade – a type of greenhouse gas regulation promoted by USCAP – would reduce economic growth. *See e.g.*, http://www.junkscience.com/failure_to_disclose.pdf.

Shareholders want to know how PepsiCo's actions relating to global warming may be improving global climate.

action fund
management,LLC
12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

Post-it® Fax Note 7671
Date 11/20/07 # of pages ▸ 2
To Larry Thompson
From Steven Milloy
Co./Dept.
Co. AFM / FEAOX
Phone #
Phone # 301 258-2852
Fax # 914 253 3051
Fax #

cc: Tom Tamoney
Dan Bryant
Paul Boykas

BY FAX

November 20, 2007

Larry D. Thompson
Secretary
PepsiCo
700 Anderson Hill Road
Purchase, New York 10577-1444

Dear Mr. Thompson:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PepsiCo (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of approximately 1425 shares of the Company's common stock, 868 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,



Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of PepsiCo Common Stock

Attachment: Shareholder Proposal: Global Warming Report

Global Warming Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.

Supporting Statement:

PepsiCo says on its web site that it supports action on global warming. PepsiCo is a member of the U.S. Climate Action Partnership (USCAP), a group that lobbies for global warming regulation.

But scientific data show that atmospheric levels of carbon dioxide, the greenhouse gas of primary concern in global warming, do not drive global temperature. *See e.g.*, http://youtube.com/watch?v=XDI2NVTYRXU.

Even assuming for the sake of argument that atmospheric carbon dioxide levels affect global temperatures, the U.S. Environmental Protection Agency recently projected that U.S. regulation of manmade greenhouse gas emissions would have a trivial impact on atmospheric concentrations of carbon dioxide over the next 90 years. *See e.g.*, http://www.epa.gov/climatechange/PepsiConloads/s1766analysispart1.pdf and http://www.junkscience.com/ByTheJunkman/20071004.html.

So U.S. greenhouse gas regulation is not likely to discernibly affect global climate in the foreseeable future.

Global warming regulation is expected to harm the economy. The Congressional Budget Office, U.S. Department of Energy and prominent economists such as Alan Greenspan, Arthur Laffer and Greg Mankiw all say that cap-and-trade — a type of greenhouse gas regulation promoted by USCAP — would reduce economic growth. *See e.g.*, http://www.junkscience.com/failure_to_disclose.pdf.

Shareholders want to know how PepsiCo's actions relating to global warming may be improving global climate.

action fund
management.LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

January 8, 2008

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to PepsiCo Inc.; Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund ("FEAOX"), attached please find six (6) copies of FEAOX's response to a December 27, 2007 request by PepsiCo Inc. for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,



Steven J. Milloy
Managing Partner & General Counsel

Enclosures

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

January 8, 2008

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to PepsiCo Inc. under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a December 27, 2007 request from PepsiCo Inc. ("PepsiCo") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that PepsiCo's request is without merit and that there is no legal or factual basis for PepsiCo to exclude the Proposal from its 2008 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

I. Global warming is a significant social policy issue that overcomes the "ordinary business operations" exception.

The Proposal requests that PepsiCo prepare a Global Warming Report, including the impact of PepsiCo's activities on the environment.

Global warming is the sort of significant social policy issue that the Staff has deemed transcends the "ordinary business operations" exception for shareholder proposals. [*See* Exchange Act Release 40,018 (May 21, 1998) and Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005)].

The Staff has already refused no-action requests in connection with global warming proposals.[1]

The Proposal does not require that PepsiCo engage in any internal assessment of risks and liabilities. It only requests a report on how PepsiCo's actions relating to global warming may have affected global climate.

II. The Proposal is not vague, indefinite and misleading.

The Proposal requests that PepsiCo prepare a Global Warming report that describes and discusses,

> *...how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.*

PepsiCo claims the Proposal is vague because neither it nor shareholders will know what is meant by the title "Global Warming Report."

But not only is this phrase is quite understandable in the context of the entire Proposal — i.e., what impact, if any, are PepsiCo's actions having on global climate? — to the extent any ambiguity exists, PepsiCo may exercise its discretion in completing the report.

III. The Proposal's supporting statement is not irrelevant.

The purpose of a supporting statement is to present argument for why shareholders should vote for the Proposal.

In this case, the Proposal's supporting statement argues that there is genuine question as to whether any of PepsiCo's actions will ever have any impact on global climate whatsoever.

Through the requested report, PepsiCo will disclose to shareholders how it believes its actions are impacting global climate, if at all.

IV. The Proposal is not beyond PepsiCo's power to implement.

PepsiCo claims that it lacks the scientific resources to implement the Proposal.

However, PepsiCo's "Environmental Policy," posted on its web site[2], states in relevant part:

> *Our environmental policy includes the following:*

---

[1] *See, e.g., General Electric Co.* (avail. Jan. 17, 2006) and *General Electric Co.* (avail. Jan. 31, 2007).
[2] http://www.pepsico.com/PEP_Citizenship/EnvironmentalNews/FinalPolicyMarch152006.pdf.

6. *We will establish metrics to monitor our environmental performance, and use these to set goals for continuous improvement.*

7. *We will implement environmental management systems to identify and manage environmental risks, obligations and opportunities.*

To satisfy it own Environment Policy, then, PepsiCo must have the appropriate resources to evaluate the impact of its actions on global warming.

V. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff twice refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- FEAOX re-filed its global warming proposal on October 30, 2007 while Mr. Kim may still have been employed by GE;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

VI. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject PepsiCo's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and PepsiCo and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to PepsiCo and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from PepsiCo or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or PepsiCo's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,



Steven J. Milloy
Managing Partner & General Counsel

cc: Thomas H. Tamoney, Jr., PepsiCo
Joseph A. Hall

Post-it® Fax Note 7671 | Date 1-8-08 | # of pages 5
To Thomas Tamoney | From Steven Milloy
Co./Dept. | Co. AFM/FEAOX
Phone # | Phone # 301-258-2855
Fax # 914 253 2070 | Fax #

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

January 8, 2008

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to PepsiCo Inc. under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a December 27, 2007 request from PepsiCo Inc. ("PepsiCo") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that PepsiCo's request is without merit and that there is no legal or factual basis for PepsiCo to exclude the Proposal from its 2008 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

I. Global warming is a significant social policy issue that overcomes the "ordinary business operations" exception.

The Proposal requests that PepsiCo prepare a Global Warming Report, including the impact of PepsiCo's activities on the environment.

Global warming is the sort of significant social policy issue that the Staff has deemed transcends the "ordinary business operations" exception for shareholder proposals. [*See* Exchange Act Release 40,018 (May 21, 1998) and Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005)].

The Staff has already refused no-action requests in connection with global warming proposals.[1]

The Proposal does not require that PepsiCo engage in any internal assessment of risks and liabilities. It only requests a report on how PepsiCo's actions relating to global warming may have affected global climate.

II. The Proposal is not vague, indefinite and misleading.

The Proposal requests that PepsiCo prepare a Global Warming report that describes and discusses,

> *...how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.*

PepsiCo claims the Proposal is vague because neither it nor shareholders will know what is meant by the title "Global Warming Report."

But not only is this phrase is quite understandable in the context of the entire Proposal -- i.e., what impact, if any, are PepsiCo's actions having on global climate? -- to the extent any ambiguity exists, PepsiCo may exercise its discretion in completing the report.

III. The Proposal's supporting statement is not irrelevant.

The purpose of a supporting statement is to present argument for why shareholders should vote for the Proposal.

In this case, the Proposal's supporting statement argues that there is genuine question as to whether any of PepsiCo's actions will ever have any impact on global climate whatsoever.

Through the requested report, PepsiCo will disclose to shareholders how it believes its actions are impacting global climate, if at all.

IV. The Proposal is not beyond PepsiCo's power to implement.

PepsiCo claims that it lacks the scientific resources to implement the Proposal.

However, PepsiCo's "Environmental Policy," posted on its web site[2], states in relevant part:

> *Our environmental policy includes the following:*

---

[1] *See, e.g., General Electric Co.* (avail. Jan. 17, 2006) and *General Electric Co.* (avail. Jan. 31, 2007).
[2] http://www.pepsico.com/PEP_Citizenship/EnvironmentalNews/FinalPolicyMarch152006.pdf.

6. *We will establish metrics to monitor our environmental performance, and use these to set goals for continuous improvement.*

7. *We will implement environmental management systems to identify and manage environmental risks, obligations and opportunities.*

To satisfy it own Environment Policy, then, PepsiCo must have the appropriate resources to evaluate the impact of its actions on global warming.

V. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff twice refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- FEAOX re-filed its global warming proposal on October 30, 2007 while Mr. Kim may still have been employed by GE;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

VI. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject PepsiCo's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and PepsiCo and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to PepsiCo and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from PepsiCo or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or PepsiCo's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,



Steven J. Milloy
Managing Partner & General Counsel

cc: Thomas H. Tamoney, Jr., PepsiCo
Joseph A. Hall

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JOSEPH A. HALL
212 450 4565
JOSEPH.HALL@DPW.COM

January 10, 2008

Re: PepsiCo, Inc. – Shareholder Proposal Submitted by Steven J. Milloy, Managing Partner of Action Fund Management, LLC, as investment adviser to the Free Enterprise Action Fund

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Ladies and Gentlemen:

On behalf of PepsiCo, Inc., a North Carolina corporation ("PepsiCo"), and in accordance with rule 14a-8 under the Securities Exchange Act of 1934, as amended, we are submitting this letter to respond to certain statements in the letter dated January 8, 2008 submitted to the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") by Steven J. Milloy, Managing Partner of Action Fund Management, LLC, as investment adviser to the Free Enterprise Action Fund (the "Proponent"). The Proponent submitted his January 8 letter in response to the attached December 27, 2007 letter filed by the undersigned on behalf of PepsiCo explaining the reasons for PepsiCo's conclusion that it may omit the Proponent's shareholder proposal (the "Proposal") from the proxy materials PepsiCo intends to distribute in connection with its 2008 Annual Meeting of Shareholders.

We have enclosed six copies of each of this letter (with the attachment) and the Proponent's January 8 letter, and a copy of this submission is being sent simultaneously to the Proponent. PepsiCo has not received any other correspondence from the Proponent to be included with this letter. We have been advised by PepsiCo as to the factual matters set forth herein.

1. *The fact that the Proposal relates to a significant public policy issue does not automatically insulate it from exclusion under rule 14a-8(i)(7).*

In his January 8 letter, the Proponent does not address the detailed discussion in our December 27 letter explaining why a "Global Warming Report" that discusses how PepsiCo's actions have affected global warming would necessarily require PepsiCo to engage in an internal assessment of risks and liabilities, and assess the impact of its ongoing ordinary business operations. Instead, the Proponent simply asserts that: "Global warming is the sort of significant social policy issue that the Staff has deemed transcends the 'ordinary business operations' exception for shareholder proposals."

The Staff has explained in some detail that the fact that a proposal relates to a significant social policy issue is not enough to overcome a company's decision to omit that proposal under rule 14a-8(i)(7). As noted in our December 27 letter, Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") distinguishes between (i) excludable proposals that focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health and (ii) non-excludable proposals that focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health.

As explained in our December 27 letter, even if, in the words of the Proponent's January 8 letter, the Proposal "only requests a report on how PepsiCo's actions relating to global warming may have affected global climate," the Proposal does not focus on whether PepsiCo should minimize or eliminate any particular activity, and instead would focus PepsiCo on an internal assessment of risks and liabilities associated with global warming and require PepsiCo to gauge the impact of its ongoing ordinary business operations. As a result, and as explained in our December 27 letter, the Proposal falls squarely into the category of proposals that are excludable under rule 14a-8(i)(7). The Proponent's January 8 letter offers nothing to refute this explanation.[1]

Of course, even if the Proposal were not excludable under rule 14a-8(i)(7) in accordance with the logic of SLB 14C and the other bases outlined in our December 27 letter, the Proponent's January 8 letter still does not explain why PepsiCo may not exclude the Proposal under rule 14a-8(i)(3), as discussed next.

[1] It is unclear why the Proponent believes that the Staff's conclusions in *General Electric Company* (January 17, 2006) and *General Electric Company* (January 31, 2007) support his position. There are of course multiple examples of shareholder proposals focused on global warming that companies have been permitted to exclude, such as those discussed in *Hewlett-Packard Company* (December 12, 2006); *Wells Fargo & Company* (February 16, 2006); *Wachovia Corporation* (February 10, 2006); *General Motors Corporation* (March 30, 2005) and *Ford Motor Company* (March 7, 2005). The question is not whether a proposal deals with global warming, but whether the proposal, such as the one in question here, would require an internal assessment of risks and liabilities.

2. *Neither the shareholders voting on the Proposal, nor PepsiCo in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal would require, and therefore the Proposal is excludable under rule 14a-8(i)(3).*

The Proposal requests that PepsiCo's board of directors prepare a "Global Warming Report." As discussed in our December 27 letter, the Proposal does not explain what a "Global Warming Report" is, and the Proponent's January 8 letter does not offer any additional clarity as to how PepsiCo or a reasonable shareholder should interpret that term.

The Proponent asserts in his January 8 letter that the Proposal "only requests a report on how PepsiCo's actions relating to global warming may have affected global climate," but as explained in our December 27 letter, the Proposal does no such thing. The Proposal merely requests a "Global Warming Report," and then offers the suggestion that such a report "*may* describe and discuss how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climactic and weather-related events and disasters avoided."

It is not up to PepsiCo, or its shareholders, to try to determine whether a "Global Warming Report" would satisfy the Proposal's mandate if the report *did not* describe and discuss how PepsiCo's actions have affected global climate. Nor is it the responsibility of PepsiCo and its shareholders to try to determine whether a "Global Warming Report" would satisfy the Proposal's mandate if the report *only* described and discussed how PepsiCo's actions have affected global climate.

Instead of explaining why there is no ambiguity in the term "Global Warming Report," the Proponent's January 8 letter simply sidesteps the question and asserts that "to the extent any ambiguity exists, PepsiCo may exercise its discretion in completing the report." What the Proponent calls "discretion" perfectly captures the vagueness and ambiguity embodied in the Proposal. Because there would be no way for a shareholder to know how PepsiCo might exercise the "discretion" the Proponent believes is inherent in the Proposal, it is plain that any action ultimately taken by PepsiCo upon implementation of the Proposal would likely be different from the actions envisioned by shareholders voting on the Proposal at the time their votes are cast. The Proposal is therefore excludable under well-established precedent. Staff Legal Bulletin No. 14B (September 15, 2004) (exclusion appropriate when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Wal-Mart Stores, Inc.* (April 2, 2001); *McDonald's Corporation* (March 13, 2001); *Comshare, Incorporated* (August 23, 2000); *Organogenesis, Inc.* (April 2, 1999).

3. *Substantial portions of the Proposal's supporting statement are irrelevant to the Proposal, and therefore excludable under rule 14a-8(i)(3).*

In his January 8 letter, the Proponent argues that the Proposal's supporting statement is not irrelevant to the Proposal because the supporting statement "argues that there is genuine question as to whether any of PepsiCo's actions will ever have any impact on global warming whatsoever." The January 8 letter then concludes that the supporting statement is relevant to the Proposal, because "[t]hrough the requested report, PepsiCo will disclose to shareholders how it believes its actions are impacting global climate, if at all."

Apparently for purposes of his relevancy argument, the Proponent takes the position that PepsiCo does not, after all, have discretion as to the topics a "Global Warming Report" must cover. The Proponent cannot have it both ways. As discussed above and in our December 27 letter, it is not at all clear that a "Global Warming Report" would need to cover the topic of how PepsiCo's actions have affected global warming, but if it did in fact need to cover that topic, then the Proposal would impermissibly intrude into PepsiCo's ordinary business operations and would be excludable on that basis alone.

4. *The Proposal is beyond PepsiCo's power to implement, and therefore excludable under rule 14a-8(i)(6).*

As explained in our December 27 letter, to the extent that the Proposal would require PepsiCo to "describe and discuss how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climactic and weather-related events and disasters avoided," then the Proposal would be beyond the power of PepsiCo to implement due to the fact that PepsiCo, a snack and beverage company, does not remotely have the scientific resources to carry out an undertaking of that magnitude. This continues to be the case if the Proposal "only requests a report on how PepsiCo's actions relating to global warming may have affected global climate," in the words of the Proponent's January 8 letter, no matter how much "discretion" PepsiCo has to resolve the Proposal's inherent ambiguity.

The Proponent quotes material on PepsiCo's corporate website that expresses PepsiCo's commitment to "establish metrics to monitor [PepsiCo's] environmental performance" and "implement environmental management systems to identify and manage environmental risks, obligations and opportunities." Of course, by focusing on these particular statements, the Proponent implicitly concedes that the "Global Warming Report" he seeks would require PepsiCo to engage in an internal assessment of the risks and liabilities that it faces due to global warming, as noted above and in our December 27 letter.

Regardless, there are a variety of metrics available to corporations that are interested in monitoring their environmental performance, such as assessing the degree to which recycling policies are implemented across company facilities, or gauging the use at company facilities of electricity produced from renewable resources. PepsiCo certainly has not undertaken to show whether, in the words of the Proposal, PepsiCo's actions have "affected global climate in terms of any changes in mean global temperature," much less whether PepsiCo's actions have resulted in "any undesirable climactic and weather-related events and disasters avoided."

* * *

We continue to believe that the Proposal may be excluded from PepsiCo's 2008 proxy materials, and respectfully renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if PepsiCo proceeds on this basis.

If you have any questions or require further information, please call me at 212-450-4565 or contact me by email at joseph.hall@dpw.com. Thank you for your continued attention to this matter.

Very truly yours,



Joseph A. Hall

Attachment
Enclosures

cc: Thomas H. Tamoney, Jr., Esq.
Cynthia A. Nastanski, Esq.
PepsiCo, Inc.

Steven J. Milloy
Managing Partner
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854
Fax: 301-330-3440
(via fax and courier)

Attachment

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JOSEPH A. HALL
212 450 4565
JOSEPH.HALL@DPW.COM

December 27, 2007

Re: PepsiCo, Inc. – Shareholder Proposal Submitted by Steven J. Milloy, Managing Partner of Action Fund Management, LLC, as investment adviser to the Free Enterprise Action Fund

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Ladies and Gentlemen:

On behalf of PepsiCo, Inc., a North Carolina corporation ("PepsiCo"), and in accordance with rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal and supporting statement (the "Proposal") submitted to PepsiCo on November 20, 2007 by Steven J. Milloy, Managing Partner of Action Fund Management, LLC, as investment adviser to the Free Enterprise Action Fund (the "Proponent"), for inclusion in the proxy materials PepsiCo intends to distribute in connection with its 2008 Annual Meeting of Shareholders.

We respectfully request confirmation that the staff of the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on rule 14a-8, PepsiCo omits the Proposal from its 2008 proxy materials. PepsiCo expects to file its definitive proxy materials with the Commission on or about March 21, 2008. Accordingly, pursuant to rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before PepsiCo files its definitive 2008 proxy materials.

Pursuant to rule 14a-8(j), we have enclosed six copies of each of this letter and the Proposal, and a copy of this submission is being sent simultaneously to the Proponent as notification of PepsiCo's intention to omit the Proposal from its 2008 proxy materials. PepsiCo has not received any other correspondence from the Proponent to be included with this letter. This letter constitutes PepsiCo's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by PepsiCo as to the factual matters set forth herein.

I. Introduction

The Proposal (including the supporting statement) is attached hereto as Exhibit A. The Proposal asks PepsiCo's board of directors to prepare a "Global Warming Report" by October 2008.

The Proposal does not explain what a "Global Warming Report" is. However, the Proposal suggests that the report "may describe and discuss how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climactic and weather-related events and disasters avoided."

If this suggestion describes and limits the content of the "Global Warming Report," then the Proposal requires PepsiCo to engage in an internal assessment of the risks and liabilities that it faces as a result of its operations that may have an impact on the environment. In addition, in seeking a report on the impact of "action taken," the Proposal requires PepsiCo to evaluate the specific effects of past actions. In either case, the Proposal focuses on ordinary business operations and does not raise a significant issue of policy.

If this suggestion does not describe and limit the content of the "Global Warming Report," then the Proposal is vague, ambiguous and susceptible to multiple and varying interpretations. Because of this, neither PepsiCo nor a shareholder asked to vote on the Proposal would be in a position to understand what the Proposal seeks, and if the Proposal were adopted, PepsiCo would lack the power to implement it.

In any event, whether or not this suggestion describes and limits the content of the "Global Warming Report," PepsiCo, a snack and beverage company, does not have the scientific resources necessary to prepare such a report.

Accordingly, PepsiCo intends to omit the Proposal from its 2008 proxy materials because it is excludable under rule 14a-8(i) for the following reasons:

- it deals with matters relating to PepsiCo's ordinary business operations,

- it is contrary to rule 14a-9 under the Exchange Act, which prohibits materially false or misleading statements in proxy soliciting materials and

- it is beyond the power of PepsiCo to implement.

II. Discussion

A. *The Proposal Deals with Matters Relating to PepsiCo's Ordinary Business Operations*

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations.

1. *The Proposal requires PepsiCo to engage in an internal assessment of the risks and liabilities that it faces as a result of its operations that may have an impact on the environment*

The Staff outlined its analytical approach to shareholder proposals that seek action with respect to environmental or public health issues in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). The Staff distinguished between two types of proposals, and expressed the view that:

- a proposal may be excluded in reliance upon rule 14a-8(i)(7) to the extent that the "proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health;"

- however, a proposal may not be excluded in reliance upon rule 14a-8(i)(7) to the extent that the "proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health."

As noted above, the Proposal does not explain what a "Global Warming Report" is. Assuming that the report is supposed to "describe and discuss how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate," then the focus of the Proposal is not that PepsiCo should minimize or eliminate operations that may adversely affect the environment (or that PepsiCo should continue to engage in these operations). Indeed, the Proposal's supporting statement asserts that "Shareholders want to know how PepsiCo's actions relating to global warming may be improving global climate." The answer to this question relates to ordinary business operations, and has nothing to do with whether PepsiCo should or should not minimize or eliminate its operations that may adversely affect the environment.

The focus of the Proposal is to require PepsiCo to engage in an internal assessment of the risks and liabilities that it faces as a result of its operations that may adversely affect the environment, and therefore the Proposal falls squarely within the category of proposals that are excludable under rule 14a-8(i)(7), as discussed in SLB 14C. To prepare a report that *describes* and *discusses* actions taken to date by PepsiCo to reduce its impact on global climate change, the Proposal would require PepsiCo to describe and discuss the business decisions that it has made in the past relating to global climate change. PepsiCo would need to explain which of its worldwide activities potentially implicate global climate change, why it chose to focus its efforts on some activities and not others, and how it assesses the impact of efforts that it has undertaken. This description and discussion would necessarily involve PepsiCo's past internal assessments of the risks and liabilities of its worldwide business operations that relate to global climate change. PepsiCo would need to describe and discuss its internal evaluations and overall risk review process relating to the financial and operational risks associated with global climate change, as well as the litigation risk presented by global climate change generally and its actions taken in response, or its lack of actions. In addition, PepsiCo would need to analyze the public relations consequences of acting or declining to take actions in response to the threat of global climate change.

As a consumer products company with a well-known brand name, PepsiCo routinely considers financial, operational, litigation and reputation risks when making business decisions, including decisions taken to reduce PepsiCo's impact on global climate change, and PepsiCo could not adequately describe and discuss such actions without describing and discussing its internal assessment of the risks and liabilities that PepsiCo faces. Instead of addressing significant policy issues, the Proposal thus focuses on details involved in PepsiCo's ordinary business activities. The Staff has concurred that a similar proposal seeking a report on the development of greenhouse gas emissions policies could be excluded because it focused on the company's internal risk review process. *Hewlett-Packard Company* (December 12, 2006). Similarly, the Staff has previously concurred in the exclusion of proposals requesting reports that involve factors considered by the company in assessing risks and liabilities. *The Dow Chemical Co.* (February 23, 2005). The Proposal is likewise excludable under rule 14a-8(i)(7).

2. *In seeking a report on the impact of "action taken," the Proposal requires PepsiCo to evaluate the specific effects of past action*

The Commission has stated that the policy underlying the "ordinary business" exclusion in rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking & Currency, 85th Cong., 1st Sess. part 1, at 119 (1957), reprinted in part in Exchange Act Release No. 34-19135, n. 47 (October 14, 1982).

In a release adopting revisions to rule 14a-8, the Commission reaffirmed this position, stating: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). The Commission went on to say:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first-relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . . However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

In seeking a report on the impact of "action taken," the Proposal is asking PepsiCo to measure the effectiveness of policies it has already implemented in order to mitigate risks and liabilities that PepsiCo faces. This is evident in the supporting statement's assertion that "Shareholders want to know how PepsiCo's actions relating to global warming may be improving global climate." To prepare a report that analyzes whether PepsiCo's past actions have resulted in "changes in mean global temperature" or helped to avoid "undesirable climactic and weather-related events and disasters," PepsiCo would need to identify and assess an exceedingly wide range of factors involving PepsiCo's ordinary business activities and its liability and risk management practices. Such an analysis would necessarily implicate the intricate details of PepsiCo's internal assessments of climate-related risks and liabilities, which themselves vary by geography due to the worldwide scope of PepsiCo's operations. Given the complexity that such an exercise would involve, it exemplifies the type of "management problem" that the Commission believes would be "manifestly impracticable" for shareholders "to decide . . . at corporate meetings." Assessing the effectiveness of ongoing business activities is a straightforward and ordinary business decision that does not raise a significant issue of policy, and instead raises only the question of how a company allocates its limited resources. *Ford Motor Company* (March 7, 2005). The question of how and whether to allocate corporate resources to evaluate the specific effects of past action is a management problem that is not suited to micro-management by shareholders. For this reason, shareholder proposals seeking such action, like the Proposal, are excludable under rule 14a-8(i)(7). *Weatherford International Ltd.* (February 25, 2005) (proposal calling for an evaluation of the specific effects of a completed transaction is excludable).

The fact that the subject matter of the report is global warming – undoubtedly a policy issue of great significance – does not alter the legal conclusion under rule 14a-8. This is a basic premise of SLB 14C, and the Staff has previously concluded that proposals asking companies to produce reports on the effect of "challenges created by global climate change" on the company's business strategy are excludable. *Wells Fargo & Company* (February 16, 2006); *Wachovia Corporation* (February 10, 2006). The Proposal in this case is similarly problematic, because a report that discusses "action taken" to reduce PepsiCo's impact on climate change would necessarily address PepsiCo's business strategy relating to climate change. It would be enormously distracting to management and the board of directors to subject such routine decision-making to direction by shareholders. This is, in fact, the type of micro-management that rule 14a-8(i)(7) is designed to prevent. *Ford Motor Company* (March 2, 2004); *Pacific Telesis Group* (February 21, 1990); *Carolina Power & Light Company* (March 30, 1988); *Duke Power Company* (March 7, 1988).

B. *The Proposal Violates the Proxy Rules*

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

1. *The vagueness and ambiguity of the Proposal would mean that any action taken to implement it could be different from the action envisioned by the shareholders who voted in favor of it*

The Proposal (excluding its supporting statement) states in its entirety:

> "Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climactic and weather-related events and disasters avoided."

The Staff has regularly permitted companies to omit proposals from their proxy materials under rule 14a-8(i)(3) on the ground that any action ultimately taken upon implementation of the proposal could be different from the actions envisioned by the shareholders voting on the proposal at the time their votes are cast. *McDonald's Corporation* (March 13, 2001); *Wal-Mart Stores, Inc.* (April 2, 2001); *Comshare, Incorporated* (August 23, 2000); *Organogenesis, Inc.* (April 2, 1999). This position was further reinforced in Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), where the Staff indicated that exclusion may be appropriate when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

As noted above, it is unclear whether the second sentence of the Proposal describes and limits the content of the requested "Global Warming Report." It is also unclear whether the subject matter of the second sentence is one of the necessary components of a "Global Warming Report," or whether a report that addressed only the subject matter of the second sentence would satisfy the Proposal's request for a "Global Warming Report." (And, as explained above, if the latter is what "Global Warming Report" means, then the Proposal is excludable under rule 14a-8(i)(7).) As a result, the Proposal simply directs PepsiCo to prepare a "Global Warming Report," without explaining to PepsiCo or its shareholders what a "Global Warming Report" is.

While the Proposal assumes that "Global Warming Report" is a commonly understood term, it is not. Indeed, a review of the literature on the various websites mentioned in the Proposal's supporting statement demonstrates that there is a great variety of published material that could plausibly be considered a "Global Warming Report." To cite but a few examples of the different variations of "Global Warming Reports" mentioned on the Proponent's website, www.junkscience.com:

- *Climate Change 2007 – The Physical Science Basis*, by The Intergovernmental Panel on Climate Change (IPCC) (2007) (a multi-volume report, the fourth in a series of "periodic assessments of the causes, impacts and possible response strategies to climate change" which according to the IPCC "are the most comprehensive and up-to-date reports available on the subject, and form the standard reference for all concerned with climate change in academia, government and industry worldwide").

- *Climate of Fear: Why We Shouldn't Worry About Global Warming*, by Thomas Moore (1998) (a 152-page book arguing that warmer climates are good for humanity in terms of such things as technological advancement, life expectancy, and individual health).

- *Cap-and-Trade Fraud: Proponents Misunderstand the Dynamic Marketplace*, by Arthur Laffer and Wayne Winegarden (2007) (a short article arguing that if implemented, cap-and-trade policies designed to reduce greenhouse gas emissions would add significant costs to production and would likely have a severe negative impact on long-term U.S. growth).

- *An Inconvenient Truth* (2006) (a 100-minute film about global warming in which Al Gore reportedly links global warming with "discrete events including coral reef bleaching, the melting of Greenland, catastrophic sea level rise, Antarctic melting and more").

- *The Great Global Warming Swindle* (2007) (a 158-minute DVD advertised as "the definitive answer to Al Gore's *An Inconvenient Truth*").

- *The Sky's Not Falling: Why It's OK to Chill About Global Warming*, by Holly Fretwell (2007) (a 128-page book advertised as "fact-filled, apolitical, fun and optimistic about the future of our magnificent, ever-changing planet" in which the author shows children that "human ingenuity combined with an 'enviropreneurial' spirit will lead us to a bright environmental future, not one where people ruin the earth").

- *Failure to Disclose: Businesses Lobbying for Global Warming Regulation Keep Shareholders in the Dark*, by Steven Milloy, MHS, JD, LLM and Thomas Borelli, PhD (2007) (a six-page report concluding that greenhouse gas regulation represents a serious risk to publicly-owned corporations).

- *Carbon Emissions Don't Cause Global Warming*, by Dr. David Evans (2007) (a five-page report that "briefly describes the history of why we used to believe that carbon emissions caused global warming, and how we got to where we are now in the debate").

It is unclear which of these (if any) is a template for the "Global Warming Report" advocated by the Proponent, and as a result the Proposal is vague, ambiguous and susceptible of multiple interpretations. Because of this, a shareholder trying to decide whether to vote for the Proposal would have utterly no idea what she would be requesting PepsiCo to do, how much of the shareholders' money she would be directing PepsiCo to spend, or how much of management's time she would be directing PepsiCo to devote to the project. At the same time, given the inherent ambiguity of the term "Global Warming Report," PepsiCo would lack the power to implement the Proposal if necessary, and would be likely to produce a "Global Warming Report" that is entirely different from the one envisioned by a shareholder who voted in favor of the Proposal. This is precisely the type of excludable shareholder proposal described in SLB 14B – one in which "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

2. *Substantial portions of the Proposal's supporting statement are irrelevant to a consideration of the subject matter of the Proposal*

Substantial portions of the Proposal's supporting statement bear no relation to the Proposal's request to prepare a "Global Warming Report " that would relate in any way to PepsiCo's business. The Staff made clear in SLB 14B that where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote," a shareholder proposal is excludable under rule 14a-8(i)(3). For example, it is not apparent why a report that focuses on PepsiCo's business would need to address whether or not, in the words of the Proposal's supporting statement, "scientific data show that atmospheric levels of carbon dioxide, the greenhouse gas of primary concern in global warming, do not drive global temperature." Nor is it apparent why a report that discusses PepsiCo's business activities would need to address the supporting statement's various assertions about the efficacy and impact of government regulation to address climate change, such as:

- ". . . the U.S. Environmental Protection Agency recently projected that U.S. regulation of manmade greenhouse gas emissions would have a trivial impact on atmospheric concentrations of carbon dioxide over the next 90 years."
- ". . . U.S. greenhouse gas regulation is not likely to discernibly affect global climate in the foreseeable future."
- "Global warming regulation is expected to harm the economy."
- "The Congressional Budget Office, U.S. Department of Energy and prominent economists such as Alan Greenspan, Arthur Laffer and Greg Mankiw all say that cap-and-trade – a type of greenhouse gas regulation promoted by USCAP – would reduce economic growth."

Whether or not any of these assertions in the Proposal's supporting statement is correct, they bear no relation to PepsiCo's business activities that are the subject matter of the Proposal. A shareholder reading the Proposal's supporting statement could easily conclude that the "Global Warming Report" would substantiate or refute the supporting statement's assertions about the causes of global climate change and the efficacy of climate-related government regulation, even though the Proposal itself merely calls for the preparation of an undefined "Global Warming Report." Because it is highly likely that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote, the Proposal is excludable under rule 14a-8(i)(3) as a violation of rule 14a-9.

C. *The Proposal Is Beyond PepsiCo's Power to Implement*

Rule 14a-8(i)(6) permits a company to exclude a proposal if it is beyond the power or authority of the company to implement. As noted above, it is not clear what "Global Warming Report" means. If it means a report that "describe[s] and discuss[es] how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climactic and weather-related events and disasters avoided," then the Proposal is beyond the power of PepsiCo to implement due to the fact that PepsiCo, a snack and beverage company, does not remotely have the scientific resources that would be required to carry out what the Proponent seems to have in mind. Without such scientific resources, the Proposal is well beyond PepsiCo's power to implement and should therefore be excluded under rule 14a-8(i)(6).

Even if PepsiCo were to develop the scientific resources that would be required to produce a document addressing "how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate," the Proposal's inherent vagueness and ambiguity, discussed above, make it impossible for PepsiCo to determine whether this sort of a document would satisfy the Proposal's mandate. Without specific guidance as to the meaning of the Proposal's term "Global Warming Report," and specific guidance as to the size and scope of the undertaking that the Proposal would require, PepsiCo cannot produce a report complying with the Proposal's mandate. In *Anheuser-Busch Companies, Inc.* (February 9, 1993), the Staff did not object to the rule 14a-8(i)(6) exclusion of a charitable contributions proposal that requested the company to make contributions only to those little league organizations that give each child the same amount of playing time practical. Similarly, in *General Motors Corporation* (March 9, 1981), the Staff did not recommend action with respect to the company's exclusion of a proposal that it ascertain the number of avowed Communists, Marxists, Leninists and Maoists on the faculty and in the administration of any particular school before making a donation to the school. Since there is no way for PepsiCo to know what a "Global Warming Report" is, the ambiguities and complexities in the Proposal present the same impediments to implementation that justified the Staff's determinations in *Anheuser-Busch Companies, Inc.* and *General Motors Corporation*. Accordingly, the Proposal may be omitted under rule 14a-8(i)(6).

III. Conclusion

For the foregoing reasons, we believe that the Proposal may be excluded from PepsiCo's 2008 proxy materials, and respectfully request your confirmation that the Staff will not recommend enforcement action to the Commission if PepsiCo proceeds on this basis.

If you have any questions or require further information, please call me at 212-450-4565 or contact me by email at joseph.hall@dpw.com. Thank you for your attention to this matter.

Very truly yours,

/s/

Joseph A. Hall

Enclosures

cc: Thomas H. Tamoney, Jr., Esq.
Cynthia A. Nastanski, Esq.
PepsiCo, Inc.

Steven J. Milloy
Managing Partner
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854
Fax: 301-330-3440
(via fax and courier)

Exhibit A

Shareholder Proposal Submitted by Steven J. Milloy, Managing Partner of Action Fund Management, LLC, as investment adviser to the Free Enterprise Action Fund

Global Warming Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by PepsiCo to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climactic and weather-related events and disasters avoided.

Supporting Statement:

PepsiCo says on its web site that it supports action on global warming. PepsiCo is a member of the U.S. Climate Action Partnership (USCAP), a group that lobbies for global warming regulation.

But scientific data show that atmospheric levels of carbon dioxide, the greenhouse gas of primary concern in global warming, do not drive global temperature. *See e.g.*, http://youtube.com/watch?v=XDI2NVTYRXU.

Even assuming for the sake of argument that atmospheric carbon dioxide levels affect global temperatures, the U.S. Environmental Protection Agency recently projected that U.S. regulation of manmade greenhouse gas emissions would have a trivial impact on atmospheric concentrations of carbon dioxide over the next 90 years. *See e.g.*,
http://www.epa.gov/climatechange/PepsiConloads/s1766analysispart1.pdf and
http://www.junkscience.com/ByTheJunkman/20071004.html.

So U.S. greenhouse gas regulation is not likely to discernibly affect global climate in the foreseeable future.

Global warming regulation is expected to harm the economy. The Congressional Budget Office, U.S. Department of Energy and prominent economists such as Alan Greenspan, Arthur Laffer and Greg Mankiw all say that cap-and-trade – a type of greenhouse gas regulation promoted by USCAP – would reduce economic growth. *See e.g.*, http://www.junkscience.com/failure_to_disclose.pdf.

Shareholders want to know how PepsiCo's actions relating to global warming may be improving global climate.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 27, 2007

The proposal requests that the board prepare a global warming report.

We are unable to concur in your view that PepsiCo may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that PepsiCo may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that PepsiCo may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that PepsiCo may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Greg Belliston
Special Counsel

END